EXHIBIT 21

SUBSIDIARIES

Subsidiary	State of Incorporation or Organization

Agvestments, Inc.	Georgia
AgraTech Seeds Inc.	Georgia
AgraTrade Financing, Inc.	Georgia
Cross Equipment Company, Inc.	Georgia
GK Finance Corporation	Delaware
GK Peanuts, Inc.	Georgia
GK Pecans, Inc.	Georgia
GK Insurance Company	Vermont
GKX, Inc.	Territory of Guam
Luker Inc.	Georgia